UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐  No ⌧

Investor Relations PRESS RELEASE

Grupo Televisa Announces Changes to Management Team

Mexico City, March 31, 2021 - Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) announced today changes to the Company’s leadership team.
Ricardo Pérez Teuffer, formerly Corporate Vice President of Sales and Marketing, will move into the position of Corporate Vice President of Business Development. “Thanks to Ricardo for his exceptional leadership and critical work in transforming our sales and marketing effort. He is an exceptional leader, a proven executive for more than 30 years at the Company and a friend” said Bernardo Gomez and Alfonso de Angoitia, Co-CEOs of Grupo Televisa. “We are sure he will do a great job in this position, developing new business for the Company”.
Giovanni Rier, formerly Vice President of Sales, will head our sales team as Vice President of Sales and Commercial Operations.
Juan Pablo Newman, formerly Vice President of Finance, has been named to the newly created position of Corporate Vice President of Operations and Profitability. This area will focus on integrating and coordinating all the value chain, considering a multiplatform approach that optimizes advertising sales for our clients and increases profitability.
Salvi Folch decided not to renew his contract after more than three years as Chief Executive Officer of Grupo Televisa’s Cable segment and more than 20 years with the Company. Televisa’s Co-CEOs said: “Izzi’s achievements under the leadership of Salvi Folch have been nothing short of extraordinary. On behalf of Grupo Televisa we offer our sincere appreciation to Salvi for his leadership and the highly professional contribution he has made during his time at the Company.  We want to personally thank Salvi for decades of service at Televisa. He is a cherished friend and we deeply value his many insights. Salvi leaves behind an impressive legacy which includes his outstanding role as Chief Financial Officer of the Group for many years. We will miss him and his contributions to the team”.
José Antonio González will take over as Chief Executive Officer of Televisa’s Cable segment as of May 1st, 2021. He is a Mexican economist who served as the Minister of Finance of Mexico until November 30th, 2018. José Antonio holds a PhD in economics from Harvard and a B.A. degree in economics as well as a B.S. degree in mechanical engineering from MIT.
Luis Arvizu, President of Blim will also lead Televisa’s Digital division on an interim basis. Luis Soto, formerly Head of the Digital division will leave the Company.

Rodrigo Becerra has joined the Company as Vice President of Information Technology. Previously, he was Chief Digital Officer at Afore XXI, the largest Pension Fund in Latin America.
Rodrigo Villanueva has joined the Company as Investor Relations Vice President. Before joining Televisa, he was Director, Head of LatAm TMT Equity Research at Bank of America. In this role, he covered Televisa for over twelve years.
Messers. Perez Teuffer, Newman, and González will report directly to Televisa’s Co-CEOs.
We wish the departing executives the best of luck in their new endeavors.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations
Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

www.televisair.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 1, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel